Humphry Slocombe Group, Inc (the “Company”) a California

Corporation

Financial Statements

For the fiscal year ended December 31, 2024 and 2025

Unaudited

Humphry Slocombe Group,
Summary Balance Sheet
Years ended December 31, 2025, 2024

	Total	
	As of Dec 31, 2025	As of Dec 31, 2024 (PY)
Assets		
Current Assets		
Total for Bank Accounts	**$169,233.09**	**$85,789.54**
Total for Accounts Receivable	**$12,034.18**	**$31,397.58**
Total for Other Current Assets	**$391,818.80**	**$522,499.02**
Total for Current Assets	**$573,086.07**	**$639,686.14**
Total for Fixed Assets	**$468,155.81**	**$468,155.81**
Total for Other Assets	**$255,120.66**	**$255,120.66**
Total for Assets	**$1,296,362.54**	**$1,362,962.61**
Liabilities and Equity		
Liabilities		
Current Liabilities		
Total for Accounts Payable	**$102,644.72**	**$214,983.48**
Total for Credit Cards	**$107,007.33**	**$105,242.95**
Total for Other Current Liabilities	**$85,389.39**	**$85,003.31**
Total for Current Liabilities	**$295,041.44**	**$405,229.74**
Total for Long-term Liabilities	**$1,398,712.59**	**$1,259,321.15**
Total for Liabilities	**$1,693,754.03**	**$1,664,550.89**
Total for Equity	**-$397,391.49**	**-$301,588.28**
Total for Liabilities and Equity	**$1,296,362.54**	**$1,362,962.61**

Humphry Slocombe Group, Inc.
Profit and Loss
January-December, 2025

	Total	
	Jan 1 - Dec 31 2025	Jan 1 - Dec 31 2024 (PY)
Income		
Total Income	**$5,457,530.03**	**$5,678,023.45**
Total Cost of Goods Sold	**$1,785,127.41**	**$1,698,378.56**
Gross Profit	**$3,672,402.62**	**$3,979,644.89**
Expenses		
Total for 61000 Sales & Marketing	**$57,753.34**	**$61,786.32**
Total for 62000 Operations	**$284,152.22**	**$297,125.10**
Total for 71000 General & Administrative	**$3,228,259.57**	**$3,328,998.38**
Total Expenses	**$3,570,165.13**	**$3,687,909.80**
Net Operating Income	**$102,237.49**	**$291,735.09**
Net Other Income	**-$198,040.70**	**-$178,313.91**
Net Income	**-$95,803.21**	**$113,421.18**

Humphry Slocombe Group, Inc.
Statement of Cash Flows
January-December, 2025

Account Name	December 31, 2025	December 31, 2024
OPERATING ACTIVITIES		
Net Income	-$95,803.21	$113,421.18
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$39,855.32	-69,609.26
Net cash provided by operating activities	**-$55,947.89**	**$43,811.92**
INVESTING ACTIVITIES		
Net cash provided by investing activities	**$0.00**	**-$21,701.81**
FINANCING ACTIVITIES		
Net cash provided by financing activities	**$139,391.44**	**-$49,792.02**
NET CASH INCREASE FOR PERIOD	$83,443.55	-$27,681.91
Cash at beginning of period	$85,789.54	$113,471.45
CASH AT END OF PERIOD	**$169,233.09**	**$85,789.54**

S

Monday, October 19, 2026 01:57 PM GMT-07:00

Humphry Slocombe Group, Inc
Statement of Changes in Equity

Accounts	2025	2024
Opening Balance of Stockholders' Equity	(301,588.28)	(415,009.46)
Net Income (Loss)	(95,803.21)	113,421.18
Closing Balance of Stockholders' Equity	**(397,391.49)**	**(301,588.28)**

Humphry Slocombe Group, Inc
Notes to the Financial Statements
For the fiscal year ended December 31, 2024 and 2025
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1. ORGANIZATION AND PURPOSE

Humphry Slocombe Group, Inc (the "Company") is a corporation organized on December 28, 2008 under the laws of California.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.